AB 12/2

DD 11/29/13

[redacted]

SECURI ION

13026202

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RECEIVED
NOV 27 2013
SEC MAIL PROCESSING SECTION
WASH., D.C. 193

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 46571

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/12 (MM/DD/YY) AND ENDING 09/30/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ABACUS INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

138 N. Main Street
(No. and Street)

Oconomowoc	WI	53066
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frederick Hohensee 262-567-9400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reilly, Penner & Bentron, LLP
(Name – *if individual, state last, first, middle name*)

1233 N. Mayfair Rd, Suite 302	Milwaukee	WI	53226
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 12/3/13

OATH OR AFFIRMATION

I, Frederick Hohensee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Abacus Investments, Inc., as of September 30, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public Waukesha, WI Exp: 7/31/17

Mackenzie L. Fennema NOTARY PUBLIC STATE OF WISCONSIN

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ABACUS INVESTMENTS, INC.

Oconomowoc, Wisconsin

AUDITED FINANCIAL STATEMENTS

Year Ended September 30, 2013

Reilly, Penner & Benton LLP

ABACUS INVESTMENTS, INC.

Oconomowoc, Wisconsin

AUDITED FINANCIAL STATEMENTS

Year Ended September 30, 2013

ABACUS INVESTMENTS, INC.
Oconomowoc, Wisconsin

AUDITED FINANCIAL STATEMENTS

Year Ended September 30, 2013

TABLE OF CONTENTS

Steven R. Volz
Thomas G. Wieland
David A. Grotkin
Joel A. Joyce

RPB CPAs
A century of new ideas

Brian J. Mechenich
Carrie A. Gindt
Patrick G. Hoffert
Jason J. Wrasse

INDEPENDENT AUDITORS' REPORT

Board of Directors
Abacus Investments, Inc.
Oconomowoc, Wisconsin

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Abacus Investments, Inc., (Company), as of September 30, 2013 and the related statement of income, changes in stockholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Reilly, Penner & Benton LLP
1233 N. Mayfair Road Suite #302 • Milwaukee, WI 53226-3255 • 414-271-7800
www.rpb.biz

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the basic financial statements as a whole. The information contained in Schedule I is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Reilly, Penner & Benton LLP

Reilly, Penner & Benton, LLP
November 22, 2013
Milwaukee, Wisconsin

ABACUS INVESTMENTS, INC.
Oconomowoc, Wisconsin

Statement of Financial Condition
September 30, 2013

ASSETS

Cash and cash equivalents	$	52,396
Accounts receivable		31,859
Other receivable - Shareholder		3,622
Total assets	$	87,877

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Consulting fee payable - Affiliate	$	22,600
Commissions payable		43,895
Total liabilities		66,495
Stockholder's Equity:		
Common stock, $.01 par value; 9,000 shares authorized, 100 shares issued and outstanding		1
Additional paid-in-capital		38,746
Retained earnings		(17,365)
Total stockholder's equity		21,382
Total liabilities and stockholder's equity	$	87,877

The accompanying notes to financial statements are an integral part of these statements.

ABACUS INVESTMENTS, INC.
Oconomowoc, Wisconsin

Statement of Income
Year Ending September 30, 2013

Income:	
Commission income	$ 1,069,889
Other income	9,021
Total income	1,078,910
Expenses:	
Commissions	716,348
Consulting fees	280,949
Clearing and execution charges	49,271
Management fees	4,631
Regulatory fees	19,840
Legal and accounting	4,900
Other	2,204
Total expenses	1,078,143
Net income	$ 767

The accompanying notes to financial statements are an integral part of these statements.

ABACUS INVESTMENTS, INC.
Oconomowoc, Wisconsin

Statement of Changes in Stockholder's Equity
Year Ending September 30, 2013

	Common Stock	Additional Paid In Capital	Retained Earnings	Total Stockholder's Equity
Balance, September 30, 2012	$ 1	$ 38,746	$ (18,132)	$ 20,615
Net income	---	---	767	767
Balance, September 30, 2013	$ 1	$ 38,746	$ (17,365)	$ 21,382

The accompanying notes to financial statements
are an integral part of these statements.

ABACUS INVESTMENTS, INC.
Oconomowoc, Wisconsin

Statement of Cash Flows
Year Ending September 30, 2013

Cash Flows from Operating Activities:		
Net income	$	767
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Changes in assets and liabilities:		
Commissions receivable		7,623
Consulting fee payable		15,600
Commissions payable		(4,497)
Net cash provided by operating activities		19,493
Cash and equivalents, beginning of year		32,903
Cash and equivalents, end of year	$	52,396

The accompanying notes to financial statements are an integral part of these statements.

ABACUS INVESTMENTS, INC.
Oconomowoc, Wisconsin

Notes to Financial Statements
September 30, 2013

1. Summary of Significant Accounting Policies

Business Activity

Abacus Investments, Inc. (the "Company") was incorporated in the state of Wisconsin on September 13, 1993. The Company is registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is the sale of securities.

Cash and Equivalents

Cash and equivalents consist of the Company's checking accounts and money market accounts.

Reserves and Custody of Securities

The Company is exempt from the full requirement of SEC Rule 15c3-3 as no customer's funds or securities are held or under the control of the Company.

Securities Transactions

The Company recognizes commission revenue and related expense arising from securities transactions on a trade date basis. Transactions involving registered traded securities are processed though a clearing broker-dealer.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company has elected S Corporation status for federal income tax purposes.

The Company has implemented accounting for uncertainty in income taxes in accordance with accounting principles generally accepted in the United States of America. This standard describes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and also provides guidance on various related matters such as derecognizing, interest, penalties and disclosure required. Management of the Company evaluates the uncertain tax positions taken, if any, and consults with outside counsel as deemed necessary. The Company recognizes interest and penalties, if any, related to unrecognized tax liabilities in income tax expense.

The Company is no longer subject to U.S. federal informational tax return examinations for years ending before September 30, 2010 and state examinations for years beginning before September 30, 2009.

ABACUS INVESTMENTS, INC.
Oconomowoc, Wisconsin

Notes to Financial Statements
September 30, 2013
(Continued)

1. Summary of Significant Accounting Policies (Continued)

Subsequent Events

Management has evaluated all subsequent events through November 22, 2013 for possible inclusion as a disclosure in the financial statements. There were no subsequent events that required recognition or disclosure.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At September 30, 2013, the Company's net capital and required net capital were $11,298 and $5,000, respectively. The ratio of aggregate indebtedness to net capital was 5.89 to 1.

3. Filing Requirements

There were no liabilities subordinated to claims of creditors during the period ended September 30, 2013. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

4. Related-Party Activity

Through common ownership and management, the Company is affiliated with Abacus Financial Services, Inc. (AFS), a registered investment advisor. The companies share office space, personnel and other services. AFS has paid virtually all overhead and operating expenses on the Company's behalf, except for commission expense, regulatory fees and other miscellaneous expenses. The Company has paid fees for operating expenses to AFS for year ending September 30, 2013 in the amount of $4,631. The Company has paid consulting fees to AFS for the year ending September 30, 2013 in the amount of $280,949.

The sole shareholder of the Company has generated commission revenue but has not and will not receive any compensation for his commission production. In addition, this shareholder is also the sole shareholder of AFS and has provided office space for both Companies at a nominal charge.

5. Balance Sheet Risk

As discussed in Note 1, the Company's customer securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer is responsible for the execution, collection and payment of funds and receipt and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that the customers may be unable to fulfill their contractual commitments, wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers.

The Company does not anticipate nonperformance by customers or its' clearing broker.

6. Concentrations

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The total cash balances of the Company are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per depositor, per bank. The Company held cash throughout the year which, at times, may have exceeded the balance insured by the FDIC. The Company monitors such credit risk and has not experienced any losses related to such risks.

Approximately 72% of the Company's revenue is dependent on 4 market areas.

7. Deposit with Clearing Broker-Dealer

In accordance with the agreement with its clearing broker, First Southwest (FS), the Company maintains a cash deposit with FS in the amount of $15,019. The Company is dependent on FS for the everyday processing of customer transactions as required under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission.

8. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under the indemnifications to be remote.

ABACUS INVESTMENTS, INC.

Oconomowoc, Wisconsin

Schedule I: Computation of Aggregated Indebtedness and Net Capital Under Rule 15c3-1

September 30, 2013

Aggregate Indebtedness		
Commissions payable	$	43,895
Consulting fee payable		22,600
Total Aggregate Indebtedness	$	66,495
Minimum required net capital (6 2/3% of aggregate indebtedness)	$	4,433
Computation of Basic Net Capital Requirement:		
Stockholder's equity	$	21,382
Deductions:		
Non-allowable accounts receivable from brokers or dealers		(5,400)
Receivables from non-customers		(3,622)
Haircuts on securities		(1,062)
Net Capital		11,298
Net capital requirement (minimum)		5,000
Capital in excess of minimum requirement	$	6,298
Ratio of aggregate indebtedness to net capital		5.89 to 1

Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5 as of September 30):

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report:	$	11,297
Net effect of audit reclassifications		1
Net capital per audit report		11,298

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3

Abacus Investments, Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3.

Abacus Investments Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

Steven R. Volz
Thomas G. Wieland
David A. Grotkin
Joel A. Joyce

RPB CPAs
A century of new ideas

Brian J. Mechenich
Carrie A. Gindt
Patrick G. Hoffert
Jason J. Wrasse

Independent Auditors' Report on Internal Control

Board of Directors
Abacus Investments, Inc.
Oconomowoc, Wisconsin

In planning and performing our audit of the financial statements of Abacus Investments, Inc.,, as of and for the year ended September 30, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Reilly, Penner & Benton LLP
1233 N. Mayfair Road Suite #302 • Milwaukee, WI 53226-3255 • 414-271-7800
www.rpb.biz

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those changed with governance. We consider the following deficiency in the Company's internal control to be a significant deficiency:

Segregation of Duties

The Company operates its accounting and reporting function with a small number of individuals, which precludes a proper segregation of duties. This condition is not, however, unusual in entities the size of Abacus Investments, Inc. It is important for management to be aware of this condition, and to realize that the concentration of duties and responsibilities in one individual is not desirable from a control point of view. Under these conditions, the most effective controls rest in management's knowledge and monitoring of matters relating to the Company's financial affairs.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Reilly, Penner & Benton LLP

Reilly, Penner & Benton, LLP
November 22, 2013
Milwaukee, Wisconsin

Steven R. Volz
Thomas G. Wieland
David A. Grotkin
Joel A. Joyce

RPB CPAs
A century of new ideas

Brian J. Mechenich
Carrie A. Gindt
Patrick G. Hoffert
Jason J. Wrasse

Independent Auditors' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Board of Directors of Abacus Investments, Inc.
138 N. Main Street
Oconomowoc, Wisconsin

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2013, which were agreed to by Abacus Investments, Inc., (Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility for those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements entries [SIPC-6 and check disbursement] noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers [no adjustments to compare] noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments [sales reports and trial balance] supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied, if any and applied it to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Reilly, Penner & Benton LLP

November 22, 2013

Reilly, Penner & Benton LLP
1233 N. Mayfair Road Suite #302 • Milwaukee, WI 53226-3255 • 414-271-7800
www.rpb.biz

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 9/30/2013
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

046571 FINRA SEP
ABACUS INVESTMENTS INC
138 N MAIN ST
OCONOMOWOC WI 53066-5202

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 698.62
   B. Less payment made with SIPC-6 filed (exclude interest) (385.11)
   05/01/2013
   Date Paid
   C. Less prior overpayment applied ( )
   D. Assessment balance due or (overpayment) 313.51
   E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum
   F. Total assessment balance and interest due (or overpayment carried forward) $ 313.51
   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 313.51
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Abacus Investments, Inc
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

President
(Title)

Dated the 28 day of October, 2013.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 10/1/2012 and ending 9/30/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$1,078,910
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	743,801
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	49,526
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Expense Reimbursement (Deductions in excess of $100,000 require documentation)	4215
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13 Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $1918	
Enter the greater of line (i) or (ii) 4794	1918
Total deductions	799,460
2d. SIPC Net Operating Revenues	$279,450
2e. General Assessment @ .0025	$698.62
	(to page 1, line 2.A.)